Exhibit (a)(28)

Email to Canadian Employees

May 15, 2006

To our Canadian employees:

i2 hired a Canadian accounting and advisory firm to assist in the valuation of the restricted stock units granted in exchange for your eligible options in the current Option Exchange Program.

The valuation of the restricted stock units was calculated to be 34.60% of the Fair Market Value of the underlying shares upon grant.

We will report your taxable income recognized in connection with the exchange based on this valuation.

Example:

No. of Restricted Stock Units received: 100

Assumed Fair Market Value per share on grant date: $ 15.00 (closing price of i2 on grant date)

Total Fair Market Value: $ 1,500.00

Taxable income reported: $519.00 ($ 1,500 x 34.60%)